Exhibit 18

February 17, 2023

Board of Directors
American International Group, Inc.
1271 Avenue of the Americas
New York, NY 10020

Dear Directors:
We are providing this letter to you for inclusion as an exhibit to American International Group, Inc.’s (the “Company”) Annual Report on Form 10-K for the year ended December 31, 2022 (the “Form 10-K”) pursuant to Item 601 of Regulation S-K.
We have audited the consolidated financial statements included in the Form 10-K and issued our report thereon dated February 17, 2023. Note 1 to the consolidated financial statements describes a change in accounting principle to align the fiscal year of certain foreign subsidiaries with the Company’s fiscal year. It should be understood that the preferability of one acceptable method of accounting over another for inclusion of subsidiaries at dates other than that of the consolidated parent has not been addressed in any authoritative accounting literature, and in expressing our concurrence below we have relied on management’s determination that this change in accounting principle is preferable. Based on our reading of management’s stated reasons and justification for this change in accounting principle in the Form 10-K, and our discussions with management as to their judgment about the relevant business planning factors relating to the change, we concur with management that such change represents, in the Company’s circumstances, a change to a preferable accounting principle in conformity with Accounting Standards Codification 250, Accounting Changes and Error Corrections.
Very truly yours,

/s/ PricewaterhouseCoopers LLP

New York, NY

PricewaterhouseCoopers LLP, 300 Madison Avenue, New York, New York 10017
T: 646 471 3000; F: 813 286 6000 Rightfax, www.pwc.com/us